[redacted]

13010103

ITEDSTATES
EXCHANGECOMMISSION
Washington, D.C. 20549

cm

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

SEC Mail Processing Section

FEB 26 2013

Washington DC 405

SEC FILE NUMBER
8- 64629

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/112 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Envoy Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4194 Royal Pine Drive
(No. and Street)

Colorado Springs	CO	80920
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kho & Patel
(Name – *if individual, state last, first, middle name*)

160 E. Arrow Highway	San Dimas	CA	91773-3336
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EM 3/8/13

OATH OR AFFIRMATION

I, Bethany B. Palmer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Envoy Securities, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KIRSTEN D SAMUEL
Notary Public
State of Colorado

Signature

President
Title

Notary Public

My commission expires 10/04/2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Envoy Securities, LLC
(formerly known as
Sound Capital Management, LLC)

Financial Statements and
Independent Auditors' Report

December 31, 2012 and 2011

ENVOY SECURITIES, LLC

TABLE OF CONTENTS

KHO PATEL

To the Member
Envoy Securities, LLC
Colorado Springs, CO

We have audited the accompanying statements of financial condition of Envoy Securities, LLC (a New Hampshire Limited Liability Corporation) as of December 31, 2012 and 2011, and the related statements of operations, changes in member's equity, and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting included as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control for financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

In our opinion, the financial statements referred to about present fairly, in all material respects the financial position of Envoy Securities, LLC as of December 31, 2012 and 2011, and the results of its operations, changes in member's equity, and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits of the financial statement were conducted for the purposes of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1 and 2 is presented for purposes of additional analysis and is not required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1034. Such information has been

(Continued)

subject to the audit procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respect in relation of the basic financial statements taken as a whole.

KHO & PATEL

Kho & Patel

San Dimas, California
February 5, 2013

ENVOY SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012 AND 2011

ASSETS

	2012	2011
ASSETS		
Cash	$ 17,775	$ 14,478
Due from affiliates	690	-
Prepaid expenses	242	1,205
Total current assets	18,707	15,683
Deferred tax asset	27,527	14,859
Total assets	$ 46,234	$ 30,542

LIABILITIES AND MEMBER'S EQUITY

	2012	2011
LIABILITIES		
Accounts payable	$ 2,349	$ 6,245
Total liabilities	2,349	6,245
MEMBER'S EQUITY	43,885	24,297
Total liabilities and member's equity	$ 46,234	$ 30,542

See independent auditors' report and accompanying notes to financial statements

ENVOY SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
REVENUE		
Advisory fee and commission revenue	$ 486,707	$ 73,333
EXPENSES		
Broker dealer consulting	51,482	26,952
Contracted services	220,000	24,900
Legal fees	110	15,477
Consulting and management fee	188,150	14,550
License and permits	10,597	13,910
Miscellaneous write-off	-	5,766
Commission payments	-	3,323
Professional fees	-	2,782
Office expense	-	1,742
Rent	-	454
Postage and delivery	-	339
Clearing fees	-	300
Insurance	7,678	-
Other operating expenses	1,770	862
Total operating expense	479,787	111,357
Operating profit (loss)	6,920	(38,024)
OTHER EXPENSES	-	1,068
Provision for income tax benefits	12,668	14,859
NET INCOME (LOSS)	$ 19,588	$ (24,233)

See independent auditors' report and accompanying notes to financial statements

ENVOY SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
MEMBER'S EQUITY, BEGINNING OF YEAR	$ 24,297	$ 38,224
Member contributions	-	10,306
Net profit (loss)	19,588	(24,233)
MEMBER'S EQUITY, END OF YEAR	$ 43,885	$ 24,297

See independent auditors' report and accompanying notes to financial statements

ENVOY SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES		
Net profit (loss)	$ 19,588	$ (24,233)
Deferred tax income	(12,668)	(14,859)
Changes in operating assets and liabilities:		
Deposit with clearing broker	-	25,000
Due from related party	(690)	454
Receivable from clearing broker	-	71
Prepaid expenses	963	(1,205)
Security deposit	-	7,584
Accounts payable	(3,896)	6,245
Accrued expenses	-	(3,662)
Payable to clearing broker	-	(44)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	3,297	(4,649)
CASH FLOWS FROM FINANCING ACTIVITIES		
Member contributions	-	10,306
NET INCREASE IN CASH	3,297	5,657
CASH, BEGINNING OF YEAR	14,478	8,821
CASH, END OF YEAR	$ 17,775	$ 14,478

See independent auditors' report and accompanying notes to financial statements

Note 1 - Organization and Nature of Business

Envoy Securities, LLC ("Company") formally known as Sound Capital Management, LLC was organized as a New Hampshire Limited Liability Company on January 1, 2003. On April 19, 2011, an amendment was filed to the certificate of formation with the state of New Hampshire. This filing changed the name of the Company from Sound Capital Management, LLC to Envoy Securities, LLC.

The Company was established to provide financial consulting, brokerage and management services as an introducing broker, which accepts orders, but elects to clear the orders through a clearing broker. The Company performs traditional retail brokerage for its clients who each have individual accounts deposited with the clearing broker. The Company does not maintain custody of its clients' assets. The Company was granted a license as a broker/dealer by FINRA during 2005.

No limited member, in its capacity as a limited member, shall be liable for the debts, liabilities, contracts or any other obligation of the Company, except to the extent of their capital contribution, and no limited member shall be required to loan or otherwise advance funds to the Company.

On June 16, 2011, James McCarthy, the sole member of the Company sold his membership interest in the company to TMX Enterprises, Inc., a Colorado Corporation. As a result, the Company moved its offices to Colorado Springs, Colorado.

The Company maintains a Services Agreement with Christian Retirement Ministries ("CRM"), a California religious nonprofit corporation. Under the terms of this agreement, CRM provides the Company with certain services using registered representatives.

The Company maintains a Management Services agreement with Astute Management, LLC ("Astute"), a Colorado Limited Liability Company. Under the terms of this agreement, Astute provides the Company with day-to-day management and operation services, including the functions of the Chief Executive Officer, Secretary and Treasurer who direct and oversee all operations of the Company and the functions of the President and Chief Compliance Officer who manage the day-to-day operation of the Company.

The Company does not have any employees and therefore does not bear any employee-related costs.

Note 2 - Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed in the preparation of the financial statements. The policies conform to generally accepted accounting principles.

Note 2 - Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

The LLC considers cash in the bank and all other highly liquid investments with an original maturity of less than three months to be cash and cash equivalents for the purposes of the statement of cash flows.

Allowance for Doubtful Accounts

The allowance for doubtful accounts represents an estimate by the Company's management of specific accounts deemed uncollectible.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for additions, major renewals and betterments are capitalized and expenditures for repairs are charged to expense as incurred. When assets are sold or retired, their costs and related accumulation depreciation are removed from the accounts, with any gain or loss included in net income.

Depreciable assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable based on projected undiscounted cash flows associated with the assets. A loss is recognized for the difference between the fair value and the carrying amount of the asset. Fair value is determined based upon a market quote, if available, or is based on valuation techniques.

Depreciation is computed by the straight-line method over the estimated lives which are generally as follows:

Equipment	5 years
Furniture	5 years
Structures and Fixtures/Leaseholds	10 years or remaining life of the lease

Included in the statement of income are provisions for depreciation for the year ended December 31, 2012 and 2011 in the amount of $0 and $0, respectively.

Revenue Recognition

Management revenue is recognized when services are performed. Commissions on brokerage transactions and on annuity contracts are recognized when the related transactions are settled.

Note 2 - Summary of Significant Accounting Policies (concluded)

Income Taxes

The Company was organized as a New Hampshire limited liability company. The Company made an election to be taxed as a corporation for income tax purposes effectively on January 1, 2004.

New Hampshire law recognizes limited liability companies. Limited liability companies are included in the definition of "business organizations" that are subject to the New Hampshire business profits tax at 8.5%.

On June 16, 2011, the Company was acquired by TMX Enterprises, Inc. As a result, the Company moved its offices to Colorado Springs, Colorado and is subject to Colorado corporate income tax rate at 4.63%.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through February 5, 2013, the date the financial statements were issued.

Note 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires that they maintain a minimum net capital equal to the greater of $5,000 or six and two-thirds percent of aggregate indebtedness. It also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed ten to one. At December 31, 2012 and 2011 the Company had net capital, as defined, of $15,425 and $8,233, respectively, that exceeded its required net capital of $5,000. At December 31, 2012 and 2011, the Company's ratio of aggregate indebtedness to net capital was 0.15 to 1 and 0.76 to 1, respectively.

Note 4 - Commitments and Contingencies

Operating Leases of Facilities

Prior to the sale of the LLC on June 16, 2011, the LLC leased space for its principal operating facilities in North Hampton, New Hampshire. After this date, the LLC's lease for this facility was terminated. There was no rent expense for 2012.

Service Agreements

The Company maintains a Services Agreement with Christian Retirement Ministries, a California nonprofit corporation. Under the terms of this agreement, Christian Retirement Ministries provides the Company with certain services using registered representatives.

Included in the statement of income are fees paid to Christian Retirement Ministries under this agreement for the years ended December 31, 2012 and 2011, in the amount of $220,000 and $24,900, respectively.

Management Service Agreement – Related Party

The Company maintains a Management Services agreement with Astute Management, LLC, a Colorado Limited Liability Company. Under the terms of this agreement, Astute Management, LLC provides the Company with day-to-day management and operation services.

Included in the statement of income are consulting and management fees paid to Astute Management, LLC under this agreement for the years ended December 31, 2012 and 2011, in the amount of $188,150 and $14,550, respectively.

The Company agrees to pay the reasonable out-of-pocket costs and expenses of its service providers incurred in connection with its duties under the respective agreements and to indemnify its service providers for any losses, claims, damages, liabilities and related expenses etc., which may arise out of the respective agreements unless they result from the service provider's bad faith, gross negligence, fraudulent actions or willful misconduct. The indemnity, which is provided solely by the Company, survives termination of the respective agreements. The Company has not had any prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

Note 5 - Provision for Income Taxes

The components of provision for income taxes are:

Income taxes payable currently

Federal			$ -
State			-
Total income taxes payable currently			-
Deferred income tax			
Federal			
Deferred tax asset - December 31, 2012	$ 24,538		
Deferred tax asset - December 31, 2011	13,745		
		$ 10,793	
State			
Deferred tax asset - December 31, 2012	$ 2,989		
Deferred tax asset - December 31, 2011	1,114		
		1,875	
Total deferred tax income			12,668
Provision for income taxes			$ 12,668

The total deferred tax asset at December 31, 2012 is $27,527 the components of which with regard to the current and long-term portions being:

Deferred tax asset - current	$ -
Deferred tax asset - long term	27,527
	$ 27,527

Note 5 - Provision for Income Taxes (concluded)

Deferred income tax

The Company's effective income tax rate is lower than what would be expected if the statutory rate were applied to income from continuing operations primarily because of expenses deductible for tax purposes not deductible for financial reporting purposes.

Generally, temporary differences giving rise to deferred tax assets consist of depreciation or amortization for tax purposes over the amount for financial reporting purposes, timing of franchise tax deduction, net operating losses carried forwards, and other accruals reported differently for financial reporting and tax purposes.

The Company has federal net operating loss of $36,172 and Colorado net operating loss of $28,559 both of which will expire in 2031.

Uncertain tax positions

The Company adopted the income standard related to the recognition and measurement of uncertain tax positions. The adoption of this standard had no financial statement effect for the Company. The Company is no longer subject to federal and New Hampshire tax examinations for the years prior to December 31, 2009 and Colorado state income tax examinations for the years prior to December 31, 2008.

Note 6 - Cash Flow Information

The Company considers all short-term investments with an original maturity of six months or less to be cash equivalents.

Cash paid for interest and income taxes during the year were as follows:

Interest	$	-
Income taxes	$	-

Note 7 - Certain Relationships and Related Transactions

Nature of Certain Relationships

The Company transacts business with a number of related parties which are owned in their entirety, or in part, by members, officers and employees of the Company as enumerated below:

• Astute Management, LLC	A management servicing Company operated by officers of the Company
• TMX Enterprises, Inc.	Owner of 100% membership interest in Envoy Securities, LLC
• James McCarthy	Former member of Envoy Securities, LLC
• Seascape Capital Management, LLC	Shared customers with mutual investment agreements

Transactions

The Company entered into transactions with a previously related party, Seascape Capital Management, LLC ("Seascape"). The Company's former member, James McCarthy, was also a member in Seascape. Some of the Company's customers also had investment agreements with Seascape. This relationship ended when TMX Enterprises, Inc. acquired the membership interest from James McCarthy.

Supplementary Information

ENVOY SECURITIES, LLC
SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
NET CAPITAL		
Total member's equity	$ 43,885	$ 24,297
Deduct member's equity not allowable for net capital	-	-
Total member's equity qualified for net capital	43,885	24,297
Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-	-
B. Other (deductions) or allowable credits	-	-
Total capital and allowable subordinated liabilities	43,885	24,297
Deductions and/or charges		
A. Non-allowable assets:		
Securities not readily marketable	-	-
Exchange memberships	-	-
Furniture, equipment, and leasehold improvements, net	-	-
Receivable from affiliate	-	-
Other assets		
1. Additional charges for customer's and non-customer's security deposits	-	-
2. Additional charges for customer's and non-customer's commodity accounts	-	-
B. Aged fails-to-deliver		
1. Number of items – 0	-	-
C. Aged short security differences		
1. Number of items – 0	-	-
D. Secured demand note deficiency	-	-
E. Commodity futures contracts and spot commodities – proprietary capital charges	-	
F. Other deductions and/or charges	28,459	16,064
Net capital before haircuts	15,426	8,233
Haircuts on securities (pursuant to rule 15c3-1(f))		
A. Contractual securities commitments	-	-
B. Deficit in securities collateralizing secured demand notes	-	-
C. Trading and investment securities		

(Continued)

ENVOY SECURITIES, LLC
SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
1. Bankers' acceptances, certificates of deposit, and commercial paper	$ -	$ -
2. U.S. and Canadian government obligations	-	-
3. State and municipal government obligations	-	-
4. Corporate obligations	-	-
5. Stocks and warrants	-	-
6. Options	-	-
7. Other securities	-	-
D. Undue concentrations	-	-
E. Other	-	-
Net capital	$ 15,426	$ 8,233
AGGREGATE INDEBTEDNESS		
Items included in statements of financial condition	$ -	$ -
Short-term bank loans (secured by customers' securities)	-	-
Draft payables	-	-
Payable to brokers and dealers	-	-
Payable to clearing broker	-	-
Other accounts payable and accrued expenses	2,349	6,245
Items not included in statement of financial condition		
Market value of securities borrowed for which no equivalent is paid or credited	-	-
Other unrecorded amounts	-	-
	2,349	6,245
Less adjustment based on special reverse bank accounts	-	-
Total aggregate indebtedness	$ 2,349	$ 6,245
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 157	$ 416
Minimum net capital required of reporting broker/dealer	$ 5,000	$ 5,000
Excess net capital	$ 10,426	$ 3,233

(Continued)

See independent auditors' report and accompanying notes to financial statements

ENVOY SECURITIES, LLC
SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
Net capital	$ 15,426	$ 8,233
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$ 9,426	$ 2,233
Percentage of aggregate indebtedness to net capital	15.23%	75.85%

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part II of form X-17A-S as of December 31, 2012 and 2011)

There are no differences between the Company's computation and the net capital above.

ENVOY SECURITIES, LLC
SCHEDULE 2
STATEMENT OF EXEMPTION FROM RULE 15c3-3
DECEMBER 31, 2012 AND 2011

The LLC is exempt from Rule 15c3-3 under sections (k)(2)(ii).

KHO PATEL

To the Member
Envoy Securities, LLC
Colorado Springs, CO

In planning and performing our audit of the financial statements of Envoy Securities, LLC (the Company) as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over the financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study includes test of such practices and procedures that we considered relevant to the objectives in rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregates debits) and net capital under the rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of rule 15c3-3. Because the Company does not carry securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for the prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with a reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles, Rule 17 a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

(Continued)

Because of the inherent limitations in internal control and the practices and procedures referred to above errors or irregularities may occur and not be detected. Also, projection of an evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report are adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17(a)-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KHO & PATEL

Kho & Patel

San Dimas, California
January 30, 2013